FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2008

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                           No       X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                            No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Official notice regarding 2008 dividend.

Official Notice

Corporate Division of Finance and Corporate Services	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 913 488 100 34 913 488 000 Fax 34 913 142 821 34 913 489 494 www.repsolypf.com

Madrid, December 17th

No. of pages: 1

Corresponding to 2008 earnings

•	The dividend paid is 5% higher than the previous year

•	Payment of the dividend will be made in January

The Board of Directors of Repsol YPF today approved a gross interim dividend of 0.525 euros per share from 2008 earnings, to be paid on January 15th 2009.

This represents an increase of 5% from last year and amounts to a total of 641 million euros.

During the board meeting, Chairman Antonio Brufau stressed the importance of keeping the company’s policy of stable shareholder returns compatible with maintaining the company’s existing financial stability and cash liquidity.

The approved dividend is consistent with the current environment, marked by market volatility, a fall in the price of crude (more than 50% since September 30th) and the company’s decision to maintain financial rigour and discipline. Given the markets’ current state, Repsol will remain vigilant to benefit business development while keeping an adequate remuneration for shareholders.

Information for holders of American Depositary Shares (ADSs): The interim gross dividend will be transferred to the Depositary, Bank of New York, on January 15th 2009. Owners of records of ADSs at the close of business on January 14th 2009, will be entitled to receive the dividend when payable by the Bank of New York, which is expected to be on January 26th, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: December 17th, 2008	By:	/s/ Fernando Ramírez
Name: Fernando Ramírez
Title: Chief Financial Officer

4